Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

UNION FIRST MARKET BANKSHARES CORPORATION

The following table presents the calculation of the ratios of earnings to fixed charges and preferred dividends:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
			(Dollars in thousands)
Income before income taxes	$8,280	$2,098	$31,505	$9,250	$18,772	$26,240	$35,943
Fixed charges:
Interest expense on deposits	$6,684	$7,263	$30,742	$39,451	$44,298	$48,234	$39,729
Interest expense on federal funds purchased	7	14	33	27	380	1,224	1,256
Interest expense on short-term borrowings	161	598	1,790	2,261	4,407	6,618	4,168
Interest expense on long-term borrowings	1,740	1,283	5,680	7,032	8,137	9,175	7,288
Preferred stock dividends	462	303	1,688	2,696	—	—	—

Total fixed charges	$9,054	$9,461	$39,933	$51,467	$57,222	$65,251	$52,441
Ratio of earnings to fixed charges (1):
Including deposit interest	1.96	1.23	1.82	1.19	1.33	1.40	1.69
Excluding deposit interest	5.34	2.11	5.20	1.99	2.45	2.54	3.83
Ratio of earnings to fixed charges and preferred dividends (1)(2):
Including deposit interest	1.91	1.22	1.79	1.18	1.33	1.40	1.69
Excluding deposit interest	4.49	1.95	4.43	1.77	2.45	2.54	3.83

(1)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (i) interest cost, including interest on deposits; and (ii) that portion of rent expense estimated to be representative of the interest factor.
(2)	On December 19, 2008, the company issued to the U. S. Department of the Treasury (the “Treasury”) 59,000 shares of the company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) for $59 million. The issuance was made pursuant to the Treasury’s Capital Purchase Program under the Troubled Asset Relief Program (the “CPP”). In November 2009, the company redeemed all shares of the Series A Preferred Stock. The company’s current outstanding series of preferred stock resulted from its February 1, 2010 acquisition of First Market Bank, FSB (“FMB”). On February 6, 2009, FMB issued and sold to the Treasury, pursuant to the CPP, 33,900 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B and a warrant to purchase up to 1,695 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. The Treasury immediately exercised the warrant for the entire 1,695 shares of FMB’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. In connection with the acquisition of FMB, the company established a series of preferred stock with substantially identical preferences, rights and limitations to the FMB preferred stock — the company’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”). In the acquisition, each share of FMB Series B and Series C preferred stock was exchanged for one share of the company’s Series B Preferred Stock.